AH 3-10-2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05037653

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~8-48631~~ 38251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C & C TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 BROADWAY, 2ND FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLTON, JR., WILLIAM 212-346-7036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR DAVIES MUNNS & DUBBINS, LLP
(Name – *if individual, state last, first, middle name*)

60 EAST 42nd STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant E.I.N. 13-3385019
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM CHARLTON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C & C TRADING, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO BEFORE ME ON THIS
25 TH DAY OF February, 2005

[signature]
Signature

MANAGING MEMBER
Title

[signature]
Notary Public

SANDRA L. WILLIAMSON
Notary Public, State of New York
No. 01W15066769
Qualified in Queens County
Commission Expires Oct. 7, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations and Members' Equity.
- ☒ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (O) Notes to Financial Statements
X (P) Independent Auditors' Report on Internal Accounting Control

All annual audited financial statements of C & C Trading, LLC. that are filed with the Securities and Exchange Commission have been and will be available to all members of C & C Trading, LLC.

C&C TRADING, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

C&C TRADING, LLC

FINANCIAL STATEMENTS WITH SUPPLEMENTARY FINANCIAL INFORMATION

DECEMBER 31, 2004

TABLE OF CONTENTS

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members
C&C Trading, LLC

We have audited the accompanying statement of financial condition of C&C Trading, LLC (the Company) as of December 31, 2004, and the related statements of operations and members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C&C Trading, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
February 18, 2005

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

C&C TRADING, LLC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	81,637
Investments		
Marketable securities		23,957,641
Foreign currencies		1,700,356
Common stock options		24,180
Due from broker		10,412,937
Memberships in exchange		211,750
Other assets		25,999
	$	36,414,500

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Securities sold under agreements to repurchase	$	27,933,271
Guaranteed amounts payable to members		1,232,500
Total liabilities		29,165,771
Members' equity		7,248,729
	$	36,414,500

See accompanying notes to financial statements

C&C TRADING, LLC.

STATEMENT OF OPERATIONS AND AND MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

Revenues	
Trading income	
Futures	$ 5,035,470
Options	29,626
Foreign currencies	33,650
Dividends	864
	5,099,610
Expenses	
Guaranteed payments to members	1,601,903
Research and quotes	287,038
Interest expense	494,613
Floor brokerage	690,472
Office expenses	72,684
Travel and entertainment	71,060
Professional fees	29,828
Dues and fees	19,860
	3,267,458
Net income	1,832,152
Members' equity	
Beginning of year	5,971,812
Capital distributions	(556,714)
Capital contributions	1,479
End of year	$ 7,248,729

See accompanying notes to financial statements

C&C TRADING, LLC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net income	$ 1,832,152
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Marketable securities	(15,656,943)
Foreign currencies	6,350
Options	4,747
Due from broker-dealers	(5,107,205)
Other assets	(34)
Securities sold under agreements to repurchase, net	19,595,455
Guaranteed amounts payable to members	45,998
Net cash provided by operating activities	720,520
Cash flows from investing activities	
Purchase of memberships in exchange	(157,750)
Cash flows from financing activities	
Capital contributions	1,479
Capital distributions	(556,714)
Net cash used by financing activities	(555,235)
Net increase in cash and cash equivalents	7,535
Cash and cash equivalents, beginning of year	74,102
Cash and cash equivalents, end of year	$ 81,637
Supplemental disclosures of cash flow information	
Cash paid during the year for interest	$ 494,613

See accompanying notes to financial statements

C&C TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

1. Business Operations and Significant Accounting Policies

Business Operations

C&C Trading, LLC (the "Company"), a limited liability company, is a broker dealer registered and a member of the American Stock Exchange and the New York Mercantile COMEX Division. The company is a market maker in equity options and other derivatives. The company also conducts off floor trading of securities in the United States and in Europe. The Company clears its proprietary transactions through broker-dealers on a fully disclosed basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had been settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Investments are valued at market-value.

Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risks consist of its investments, foreign currencies and options. The Company maintains its foreign currency accounts at three financial institutions and its investments with one brokerage firm. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts used in trading activities. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements.

1. Business Operations and Significant Accounting Policies (Continued)

Concentration of Credit Risk (Continued)

Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchanges rates.

In addition, the Company has sold securities that it does not currently own and is obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

Income Taxes

The Company is treated as a partnership for Federal and State income tax purposes and accordingly does not record an income tax provision because members report their share of the Company's income or loss on their tax returns.

Exchange Memberships

Exchange memberships are recorded at adjusted cost or, if an other than temporary increase or decrease in value has occurred, then at such value. The market value at December 31, 2004 is $247,000. Management believes this to be a temporary increase and therefore no adjustment has been made.

2. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $6,264,000, which was approximately $6,364,000 in excess of its required net capital of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

3. Securities Sold Under Agreements to Purchase

Marketable securities owned and sold not yet purchased consist of trading securities at market values as follows.

	Owned	Sold Not yet Purchased
Equities	$23,957,641	$27,933,271

4. Due from Broker

Due from broker and clearing organizations at December 31, 2004, consist of the following:

Deposits for securities borrowed	$10,362,592
Deposits for options borrowed	50,345
Total due from broker	$10,412,937

C&C TRADING, LLC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2004

Members' equity		$ 7,248,729
Deductions and other charges		
Non-allowable assets		
Exchange seat	$ 211,750	
Other assets	25,999	237,749
Net capital before haircuts on security positions		7,010,980
Haircuts on securities		
Other security positions - Schedule 2		647,369
Net capital		6,363,611
Minimum net capital requirement of 6.66% of aggregate indebtedness of $1,232,500 or $100,000, whichever is greater		100,000
Excess net capital		$ 6,263,611
Total aggregate indebtedness - Schedule 2		$ 1,232,500
Ratio of aggregate indebtedness to net capital		0.19 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2004.

See independent auditors' report

Schedule 2

C&C TRADING, LLC.

SCHEDULE OF HAIRCUTS ON SECURITIES
AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2004

Haircuts on Securities

Security description	Market Value	Haircut Amount
Short positions	$ 27,933,271	$ 625,942
Long positions	23,957,641	21,427
		$ 647,369

Aggregate Indebtedness

Payable to non-customers	$ 1,232,500

See independent auditors' report

SUPPLEMENTAL SCHEDULES

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-1

As of December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY S.E.C. RULE 17a-5

Board of Directors and Members
C&C Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedules of the C&C Trading, LLC (the Company) for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g),in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recording of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal

control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties for any other purpose.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 18, 2005